Filed by YuMe, Inc.

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-9(a) of the Securities Exchange Act of

1934, as amended

Subject Company: YuMe, Inc.

Commission File No. 001-36039

YuMe Customer Letters (Advertiser & Publisher)

Advertiser Letter

XX,

I am pleased to share that YuMe signed a definitive merger agreement with RhythmOne. RhythmOne is a technology-based, digital media company that connects online audiences with brands through premium content across devices. They are a trusted partner with whom we have worked for years. We believe our product and service offerings are near perfect complements to each other: YuMe’s media buying demand strength pairs well with RhythmOne’s strong supply side expertise.

We believe this transaction advances the entire brand advertising industry with a comprehensive, independent digital advertising marketplace focused on the fastest growing digital ad segments — mobile, video, programmatic and connected TV. RhythmOne’s digital advertising marketplace, bolstered by the strength of YuMe’s video ad and data management platform, will be architected for the full benefit of demand- and supply-side businesses.

How does this affect our current relationship with you?

High Performance, Brand Safe Campaigns — at Scale

We believe that our customers and partners will benefit tremendously from broader inventory selection, streamlined buying and ultimately, higher performance. The combination of our companies offers the ability to scale to meet diverse buying and selling demands across broad segments of the market. Together, we will offer you added value and high performance at scale, faster than we can as independent businesses. Our mutual goal is to maximize your ROI and to provide a more efficient and effective marketplace for digital advertising.

We are excited to offer you an expanded, diversified set of media and tools to buy against multiple objectives and ensure performance-driven outcomes. The combined online marketplace will deliver high performance campaigns against multiple objectives, informed by our combined data sciences, with high value and brand-safe inventory from a robust ad exchange.

Leadership and Innovation Across the Entire Demand and Supply Marketplace

We believe this merger combines two powerful offerings. YuMe brings demand strength for premium, high performing, cross-screen media flowing through our brand advertising DSP, multi-year brand and agency relationships, a pioneering audience-aware SDK technology and a data management platform tuned for brand performance. RhythmOne’s fully integrated supply-side programmatic platform deftly handles more than 50 billion advertising requests per day along with a data management platform tuned for brand safe environments and direct response objectives.

We Are Better Together

We look forward to working in partnership with you as a trusted service provider with a sharp focus on meeting your performance goals. I also want to reiterate that the way we work together will not change. Your primary points of contact will remain the same, and the door is always open for you to reach out to any member of our management team. The value we will offer, however, is increasing exponentially.

I look forward to sharing additional details about this exciting merger soon and to discussing new opportunities that our relationship with RhythmOne will bring to your campaigns.

Together, let’s brand better.

In partnership,

Michael Hudes, CRO

Publisher Letter

XX,

I am pleased to share that YuMe signed a definitive merger agreement with RhythmOne. RhythmOne is a technology-based, digital media company that connects online audiences with brands through premium content across devices. They are a trusted partner with whom we have worked for years. We believe our product and service offerings are near perfect complements to each other — YuMe’s media-buying demand and deep audience data expertise pairs well with RhythmOne’s strong supply side strength.

We believe that this transaction advances the entire brand advertising industry with a comprehensive, independent digital advertising marketplace focused on the fastest growing digital ad segments — mobile, video, programmatic and connected TV. RhythmOne’s digital advertising marketplace bolstered by the strength of YuMe’s video ad and data management platform will be architected for the full benefit of demand- and supply-side businesses.

How does this affect our current relationship with you?

Connecting Your Inventory to a High Demand, High Performance Marketplace

Our mutual goal is to provide you with a more efficient and effective online marketplace for the sale of your premium inventory. As one of our valued publisher partners, we are excited to bring you a high-demand marketplace of media buyers, who rely on diverse inventory to achieve brand objectives. RhythmOne’s supply-side platforms see more than 50B advertising requests per day flowing through its fully integrated programmatic platform. RhythmOne also has one of the industry’s best brand safety platforms that drives IVT scores below 1%.

Leadership and Innovation Across the Entire Demand and Supply Marketplace

We believe our customers and partners will benefit tremendously from broader inventory selection, streamlined buying and ultimately, higher performance. The combination of our companies offers the ability to scale to meet diverse buying and selling demands across broad segments of the market. Together, we will offer you added value and high performance at scale, faster than we can as independent businesses.

We Are Better Together

I look forward to working in partnership with you as a trusted service provider. I also want to reiterate that the way we work together will not change. Your primary points of contact will remain the same during this process, and the door is always open for you to reach out to any member of our management team. The value we will offer, however, is increasing exponentially.

I look forward to sharing additional details about this exciting merger soon and to discussing the new opportunities that our relationship with RhythmOne will bring to your business.

Together, let’s brand better.

In partnership,

Michael Hudes, CRO

Forward-Looking Statement

This communication contains forward-looking statements, including those in management quotations. In some cases, you can identify forward-looking statements by the words “may,” “will,” “expect,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue” and “ongoing,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. Forward-looking statements in this document include, among other things, statements about the potential benefits of the proposed transaction and the anticipated timing of closing of the transaction. All statements other than statements of historical fact are statements that could be forward-looking statements. These forward-looking statements are subject to risks and uncertainties, assumptions and other factors that could cause actual results and the timing of events to differ materially from future results that are expressed or implied in the forward-looking statements. Factors that could cause or contribute to such differences include the marketplace reception to the combined company and its products and services, risks related to the satisfaction of the conditions to closing the transaction (including the failure to obtain necessary regulatory approvals) in the anticipated timeframe or at all, including uncertainties as to how many of YuMe’s stockholders will tender their shares in the tender offer and the possibility that the transaction does not close; risks related to the ability to realize the anticipated benefits of the transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the transaction making it more difficult to maintain business and operational relationships; negative effects of this announcement or the consummation of the proposed transaction on the market price of RhythmOne’s common stock and on the operating results of RhythmOne and YuMe; significant transaction costs; unknown liabilities; the risk of litigation and/or regulatory actions related to the proposed transaction; other business effects, including the effects of industry, market, economic, political or regulatory conditions; future exchange and interest rates; the failure of anticipated synergies to materialize, each company’s history of net losses and limited operating history, which make it difficult to evaluate prospects, each company’s fluctuating quarterly results of operations, and dependence on a limited number of customers in a highly competitive industry. These risks as they relate to YuMe are discussed under “Risk Factors” in YuMe’s Quarterly Report on Form 10-Q for the period ended June 30, 2017 that has been filed with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov, and in its future filings and reports with the SEC. The forward-looking statements in this communication are based on information available as of the date hereof, and we assume no obligation to update any forward-looking statements.

Additional Information and Where to Find It

The exchange offer for the outstanding shares of YuMe stock has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any materials that RhythmOne and its offering subsidiary, Redwood Merger Sub 1, Inc. (“Purchaser”), will file with the SEC.

RhythmOne and Purchaser plan to file a tender offer statement on Schedule TO, together with other related exchange offer documents, including a letter of transmittal, in connection with the offer; YuMe plans to file a Recommendation Statement on Schedule 14D-9 in connection with the offer; and RhythmOne plans to file a registration statement on Form F-4 that will serve as a prospectus for RhythmOne shares to be issued as consideration in the offer and the mergers. These documents will contain important information about RhythmOne, YuMe, the offer and the mergers. YuMe stockholders are urged to read these documents carefully and in their entirety when they become available before making any decision regarding exchanging their shares. These documents will be made available to YuMe stockholders at no expense to them and will also be available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting RhythmOne’s investor relations department at rhythmone@fticonsulting.com or YuMe’s investor relations department at ir@yume.com or 1-650-503-7192. Such documents are not currently available.

In addition to the SEC filings made in connection with the transaction, YuMe files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other such filed information at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. YuMe’s filings with the SEC are also available to the public from commercial document-retrieval services and at http://www.sec.gov. In addition to the SEC filings made in connection with the transaction, RhythmOne makes available annual reports and other information free of charge on its website at www.RhythmOne.com. Such information can also be obtained from RhythmOne using the contact information above.